[redacted]

14047706

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 26 2014
WASH., D.C.
191

UNITED STATES
...S AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65196

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BLUEFIN RESEARCH PARTNERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 STATE STREET, SUITE 1020
(No. and Street)

BOSTON	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN KRITZER (617) 737-5700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
(Name – *if individual, state last, first, middle name*)

PMB 335, 123 NASHUA RD, UNIT 17	LONDONDERRY	NH	03053
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BRIAN KRITZER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLUEFIN RESEARCH PARTNERS, INC., as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Personally appeared, Brian M. Kritzer.

Signature

PRESIDENT

Title

2/25/14

Notary Public

KENNETH M. VAN LUVAN
Notary Public, Commonwealth of Massachusetts
My Commission Expires January 20, 2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLUEFIN RESEARCH PARTNERS, INC.

FINANCIAL STATEMENT

DECEMBER 31, 2013

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243

FAX (603) 882-7371

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders
of BlueFin Research Partners, Inc.

We have audited the accompanying statement of financial condition of BlueFin Research Partners, Inc. (a Delaware corporation) as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BlueFin Research Partners, Inc. as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Brace & Associates, PLLC

Brace & Associates, PLLC

Londonderry, NH

February 20, 2014

BLUEFIN RESEARCH PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

Cash	$ 788,490
Receivable from broker-dealers	290,705
Deposits with clearing organizations	251,868
Marketable securities	316,150
Other Assets	34,778
Total Assets	$ 1,681,991

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:	
Deferred revenue	$ 937
Accounts payable, accrued expenses, and other liabilities	-
Total liabilities	$ 937
SHAREHOLDERS' EQUITY:	
Common stock, $0.01 par value, 335,000 shares authorized, 325,001 issued and 322,012 outstanding	$ 3,220
Additional paid in capital	1,156,954
Retained earnings	3,794,414
Treasury stock, 265,681 shares at cost	(3,273,535)
Total shareholders' equity	1,681,053
Total liabilites and shareholders' equity	$ 1,681,990

The accompanying notes are an integral part of these financial statements.

BLUEFIN RESEARCH PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was organized as a Delaware corporation on October 31, 2001, for the purpose of doing business as a broker-dealer in securities, and provider of financial services.

Revenue and Expenses

Commission revenue and related expenses are recognized on the accrual basis using the settlement date.

Property and Equipment

Property and equipment are recorded at cost. The cost of maintenance and repairs are charged to expense as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Compensated Absences

Employees of the Company are entitled to paid vacation, sick and personal days depending on job classification, length of service, and other factors. It is impractical to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

Management's Review for Subsequent Events

Management had evaluated subsequent events through February 20, 2014, the date which the financial statements were available to be issued.

BLUEFIN RESEARCH PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013

NOTE 2- INCOME TAXES

The company is an S corporation for federal and state income tax purposes. Accordingly, income and losses flow directly to the shareholders, and taxes are paid at that level. The Company is subject to a state excise tax of which Company had a tax benefit of $382 in 2013.

The Company adopted the accounting pronouncement dealing with uncertain tax positions, as of January 1, 2009. Upon adoption of this accounting pronouncement, the Company had no unrecognized tax benefits. Furthermore, the Company had no unrecognized tax benefits as of December 31, 2013.

NOTE 3- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under 15c3-1, was $1,598,854 at December 31, 2013, which exceeded required net capital of $100,000 by $1,498,854. The Ratio of aggregate indebtedness to net capital at December 31, 2011, was 0.0%.

NOTE 4- CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company has cash deposits in a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation (FDIC). The excess amount was $350,989 at December 31, 2013.

NOTE 5- COMMITMENTS AND CONTINGENCIES

The Company is committed to an operating lease for office space. Approximate future minimum lease payments of all non-cancelable operating leases for the next year is as follows:

2014	$173,890
Total	$173,890

NOTE 6 – CAPITAL LEASE

The Company leases its telephone system from Avaya Financial Services under a capital lease. The economic substance is that the Company is financing the acquisition of the assets through the lease, and, accordingly, it is recorded in the Company's assets and liabilities.

The following is an analysis of the leased assets included in Property and Equipment:

	2013
Equipment	$3,719
Less accumulated depreciation	(3,719)
	$ 0

The lease agreement contains a bargain purchase option at the end of the lease term.

The following is a schedule by years of future minimum payments required under the lease together with their present value as of December 31, 2013:

Year Ending December 31:	
2014	0
Total minimum lease payments	$ 0
Less amount representing interest	0
Present value of minimum lease payments	$ 0

Amortization of assets held under capital leases is included with depreciation expense.

NOTE 7—COMMON STOCK

On July 21, 2009 the Company's shareholders agreed to cancel their previous shares of common stock and reissue shares in accordance with the new shareholder agreement. The new common stock has the same par value of $0.01 per share and each shareholder received the same number of shares as previously held. The total number of shares authorized was decreased to reflect the smaller number of shareholders and the resulting decrease in value of the common stock at par value was credited to additional paid in capital.

On August 31, 2010 the Company's shareholders agreed to award 11,956 shares of Series C Common Stock to an employee as part of his compensation. Under the agreement with the employee 2,989 shares were vested and delivered to the employee on the date of the agreement. The remaining shares will be vested in three year increments of 2,989 shares per vesting period, dependent upon the employee's continued employment with the Company. Also per the agreement the awards will be recognized as additional compensation to the employee at the time of each vesting and the appropriate withholding taxes will be included with the employee's next regular paycheck.

During the year ending December 31, 2013 stock based compensation awards were as follows:

	Number of Shares
January 1, 2013, Vested shares	2,989
December 31, 2013 Non vested shares	8,967
Total shares issued under award	11,956

BLUEFIN RESEARCH PARTNERS, INC.

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2013

SCHEDULE I

BLUEFIN RESEARCH PARTNERS, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2013

AGGREGATE INDEBTEDNESS:	
Total liabilities	$ 937
TOTAL AGGREGATE INDEBTEDNESS	$ 937
NET CAPITAL:	
Common stock	$ 3,220
Additional paid in capital	1,156,954
Retained earnings	3,794,414
Treasury stock	(3,273,535)
	1,681,053
ADJUSTMENTS TO NET CAPITAL:	
Other assets	(34,778)
Haircuts	(47,423)
Net capital, as defined	$ 1,598,852
MINIMUM NET CAPITAL REQUIREMENT	100,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 1,498,852
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPTIAL	0.06%

There were no material differences between the audited and unaudited computation of net capital.

SCHEDULE II

BLUEFIN RESEARCH PARTNERS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT Of 1934

DECEMBER 31, 2013

The Company is exempt from the reserve requirements of Rule 15c3-3 under paragraph k(2)(ii) as its transactions are limited such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.